BIRCH MOUNTAIN RESOURCES LTD.

300, 250 - Sixth Avenue S.W.

Calgary, Alberta  T2P 3H7

ALBERTA SECURITIES COMMISSION 4th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4	BRITISH COLUMBIA SECURITIES COMMISSION P.O. Box 10142 Pacific Centre 701 West Georgia Street Vancouver, British Columbia, V7Y 1L2
SASKATCHEWAN FINANCIAL SERVICES COMMISSION 800-1920 Broad Street Regina, Saskatchewan, S4P 3V7	MANITOBA SECURITIES COMMISSION 1130 - 405 Broadway Winnipeg MB R3C 3L6
ONTARIO SECURITIES COMMISSION 20 Queen Street West, Suite 1903 Toronto ON M5H 3S8	AUTHORITE DES MARCHES FINANCIERS Place de la Cité, tour Cominar 2640, boulevard Laurier, bureau 400 Sainte-Foy (Québec) G1V 5C1
TSX VENTURE EXCHANGE INC. 10th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4

Dear Sirs:

Re:

BIRCH MOUNTAIN RESOURCES LTD. (the “Company”)

Material Change Report

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of Birch Mountain Resources Ltd. (the “Company” or “Birch Mountain”).  For convenience, this letter is itemized in the same manner as Form 51-102F3 of National Instrument 51-102.  Concurrent with this filing, this letter is being filed with the TSX Venture Exchange, being the only exchange on which the Corporation’s shares are currently listed.

Item 1 - Name and Address of Company

BIRCH MOUNTAIN RESOURCES LTD.

300, 250 - Sixth Avenue S.W.

Calgary, Alberta  T2P 3H7

Tel:  (403) 262-1838

Fax:  (403) 263-9888

Item 2 - Date of Material Change

The material change occurred on March 30, 2006.

Item 3 - News Release

A News Release was issued on March 30, 2006 via Canada News Wire.

Item 4 - Summary of Material Change

The Company reports that it is experiencing increasing interest from the oil sands industry in its aggregate and reagent limestone products.

Item 5 - Full Description of Material Change

The Company reports that it is experiencing increasing interest from the oil sands industry in its aggregate and reagent limestone products, driven by:

•

Rapid growth of the oil sands industry powered by high oil prices and low risk of future crude prices derailing expansion and production plans;

•

Birch Mountain’s expanded product line, including cement, hydrated lime, milk of lime and reagent limestones;

•

The need for quicklime and reagent limestone to capture sulphur from the combustion of alternative fuels as the oil sands industry moves to reduce its dependence on natural gas in the next wave of expansion; and

•

Interest from potential customers in returning solid flue gas desulphurization residues to the Hammerstone quarry, in addition to recycling spent lime.

On February 6, 2006 the Company filed a Project Update – Public Disclosure Document confirming its intent to file an application for an expanded quarry and the additional facilities comprising the Hammerstone Project.  It was announced that the project would include enlarged lime producing facilities as well as a cement plant and a facility to receive and regenerate spent lime produced as a by-product of water treatment.  In response to feedback received from potential customers, Birch Mountain has recently decided to also seek regulatory approval for the return of flue gas desulphurization residues (“FGD solids”), primarily gypsum, to the quarry to be incorporated into the reclamation of terrestrial landscapes, while still leaving a significant area for a fresh water lake.

With the capability to recycle spent lime and to receive FGD solids, Birch Mountain will take an industry-leading role in addressing the full life-cycle of its products, thus eliminating the customer’s need to deal with long-term storage and handling of these by-products.

Independent consultants have been retained to assess the larger market for limestone products, driven by increased oil sands development and the expanded products line.  To capture the most recent opportunities offered by the move away from natural gas to alternative fuels such as bitumen, coke, asphaltenes and coal, in particular the return of FGD solids, the Board of Directors has endorsed a schedule extension for the environmental, engineering and valuation studies incorporated into the prefeasibility update and the Environmental Impact Assessment (EIA) and application for the Hammerstone Project.

“Every member of our team and each of our consultants are putting in long hours to complete the engineering and environmental evaluations of the expanded scope of the Hammerstone Project,” says Senior Vice President Don Dabbs. We have advised government regulatory authorities to expect our application and EIA about mid-May,” Dabbs adds.  “The prefeasibility update and valuation is expected to be completed at the same time, and will form the basis of an independent National Instrument 43-101 technical report to be released within a few weeks of receiving the update,” states Dr. Hugh Abercrombie, Vice President Exploration.

Birch Mountain is developing the industrial mineral potential of its extensive mineral properties in the oil sands region of northeastern Alberta. Limestone from the Company’s Muskeg Valley Quarry (“MVQ”) and Hammerstone Project will be marketed as construction aggregates and as rock for making concrete and asphalt.  Reagent grade limestone can be used directly or in processed form as quicklime in applications such as flue gas desulphurization, water treatment, pulp and paper manufacturing, and soil and biosolids stabilization. A portland cement plant has been added to the planned facilities.  Birch Mountain believes the strong global demand for oil and the heightened profile of Alberta's oil sands will ensure long-term demand for limestone products from the MVQ and Hammerstone Project.

Forward Looking Statements: The News Release and Form 51-102F3 contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain’s expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

Item 6 - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

The name of a Executive Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

Douglas J. Rowe, President and Chief Executive Officer

Telephone: (403) 262-1838

Fax: (403) 263-9888

Item 9 - Date of Report

This report is dated the 30th day of March, 2006.